Prime Acquisition Corp. to Acquire Yuantong Investment Holdings Limited in Proposed $42 Million Transaction

Highlights

Yuantong Investment Holdings Limited (“Yuantong” or “the Company”) is a leading auto parts manufacturer and casting and molding company in China, specializing in wheel hubs, support structures for railway systems, and auto components for various types of vehicles and electric bicycles.

•	Aluminum alloy specialty wheel hubs manufacturing segment has annual productivity of 1.2 million units; segment will serve as primary growth driver
•	One of the largest suppliers of after-market wheels for ATVs in the U.S.
•	Long-standing manufacturing relationships with globally recognized auto parts companies
•	Well-positioned to take advantage of rapidly growing electric and alternative energy auto sector

Prime Acquisition Corp. to issue 4.2 million ordinary shares in exchange for 100.0% of Yuantong

•	Of the ordinary shares to be issued, 1.2 million shares will be escrowed and released upon the Company’s achieving Adjusted EBITDA (EBITDA plus all non-operating income) target of RMB50 million for the year ending December 31, 2012.
•	The merged entity is required to pay a dividend to all shareholders of the Company’s common stock in the amount of $0.25 per share each year for a minimum of three years (assuming that the merged entity is legally permitted to do so).
•	Future earnout provision to Yuantong’s existing shareholders of RMB15.75 million and RMB22.5 million upon achieving 2013 and 2014 Adjusted EBITDA targets of RMB85million and RMB150million, respectively, payable in cash or additional shares issued at the then current market price

Strong Top-Line Growth (percentage comparisons are year over year)

•	Revenues up 97.7% to $83.8 million for the year ended December 31, 2011
•	Company exiting lower-margin aluminum trading business to focus solely on:
―	industrial/automotive casting and molding applications
―	electric vehicle sector, which is experiencing strong growth across China

Transaction Creates Growth Platform

•	Yuantong expects to utilize capital from transaction and public status to expand its distribution channels and develop a sales network for its own branded products
•	Company to leverage its expertise in traditional casting and molding to enter rapidly growing electric vehicle and bicycle markets
•	Expects to take advantage of current market conditions by pursuing attractive acquisition opportunities of casting and molding companies outside of China

Shijiazhuang, China – August 2, 2012 – Prime Acquisition Corp. (“Prime”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, and privately held Yuantong Investment Holdings Limited today announced that they have entered into a definitive share exchange agreement whereby Prime will issue 4.2 million ordinary shares in exchange for 100.0% of Yuantong.

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Ms. Diana Liu, CEO of Prime, stated, “When we first formed Prime, our goal was to find a well-managed, high-growth business that was poised to take advantage of both long-term industrial growth in greater China with a strong international customer base and presence. We also were seeking a target that operated under a basic corporate structure (not a VIE), and did not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support. Given the current climate for US-listed China-based equities, we felt this was an important distinction. After a thorough due diligence and evaluation process, we are confident that Yuantong possesses all these qualities and look forward to working with the Company’s management team, led by industry veteran Weidong (Peter) Guo. Peter’s management team possesses an aggregate of over 50 years of experience in the metal casting and molding and specialty wheel markets. We feel that Yuantong’s long-standing customer relationships and quality reputation with some of the largest auto part manufacturers provides a sense of credibility to potential investors, and a wide range of end markets (primarily in the auto and specialized parts sectors) allows for considerable growth potential. We intend to work closely with the management team to help develop and grow Yuantong and are excited about the possibilities in the years ahead.”

Details of Transaction/Business Combination

Under the terms of the transaction, Prime will acquire 100.0% of Yuantong in exchange for 4.2 million newly issued ordinary shares of Prime (representing a total transaction value of approximately $42 million based on an agreed upon price of $10.00 per share).

Of the ordinary shares issued, 1.2 million shares will be escrowed and released upon achieving an Adjusted EBITDA (EBITDA plus all non-operating income) target of RMB50 million for the year ending December 31, 2012. If the merged entity fails to achieve said target, the shares will be returned to Prime for cancellation. According to the terms of the share exchange agreement, the merged entity is required to pay a dividend to all shareholders of the Company’s common stock (assuming that it is legally permitted to do so) in the amount of $0.25 per share each year for a minimum of three years, beginning with the year after closing. The agreement also includes an earnout provision of RMB15.75 million and RMB22.5 million upon achieving Adjusted EBITDA targets of RMB85 million for the year ending December 31, 2013, and RMB150 million for the year ending December 31, 2014, respectively.

Upon the closing of the transaction, which is anticipated to occur by the end of the fourth quarter of 2012, Prime will change its name to Fire Rims Corp.

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Senior management of Yuantong is expected to remain unchanged following the transaction. Under the definitive agreement, the Board of Directors of the merged company shall consist of five members immediately after the closing. For the one-year period after the closing date, the Board of Directors shall have no more than seven members, of which Yuantong’s current shareholders have the right to designate four and Prime’s management has the right to designate one to serve for a minimum of one year from the closing date, to be extended for a maximum of one additional year upon the designated director’s consent.

The business combination is subject to approval by the shareholders of Prime, as well as regulatory approval and other customary closing conditions.

Yuantong Highlights

•	900 employees
•	Based in Danyang City, Jiangsu Province
•	Approximately 57,000 square meters of manufacturing space
•	Numerous certifications and awards (available on website), including quality system certificates: ISO9001, VIA, TS16949 and QS9001
•	1.1 million wheel units sold in 2011
•	Customers include Carlisle Transportation Products; HiSpecs Wheel & Tire, General Motors (BWI Group), American Muscle, Honda, and Suzuki
•	Website: www.auto-rose.com

Yuantong History and Overview

Originally established in 1977 as Danyang Nonferrous Metal Casting Factory, Yuantong was formed in 2005 and is led by its Chairman and CEO Weidong (Peter) Guo, who has been with the Company for 20 years and is a recognized authority in the industry throughout China. Yuantong’s metal casting and molding is a design and manufacturing process in which metal ingots are transformed into the templates used in the mass production of items, such as wheel hubs, auto parts, frames for various types of vehicles and motorcycles, and other specialized parts.

With over 900 employees, Yuantong currently operates facilities in eastern China’s Jiangsu province (approximately 57,000 square meters). These facilities consist of 500 advanced machine tools for casting, forging and pressing, heat treatment, metal cutting, coating, etc., and are strategically located near its customers. Yuantong also has a dedicated team of over 360 technicians, primarily focused on manufacturing aluminum alloy wheels, recreational sports cars, and motor/electric bicycles.

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Yuantong’s quality of product and competitive pricing has been the foundation of its relationships with large, multinational customers that have worked with the Company for an average of five years, with a number lasting over a decade. Yuantong’s customer base includes globally recognized names in the automotive industry, such as Honda, Suzuki, and Carlisle Transportation Products, Inc. About 65% of all the Company’s products are exported to the U.S. Yuantong also provides its services and products to major China-based corporations like China Telecom and China Railway Construction (beams/structures).

The Market and Growth Opportunity

Mr. Weidong (Peter) Guo, Chairman and CEO of Yuantong, commented, “With the consistent global growth in the passenger auto sector, along with a rising middle class in China seeking to personalize their factory model vehicles, we have always seen the after-market automobile sector as a high-growth opportunity. Furthermore, we worked diligently to create a highly specialized and unique product line that exhibits both attractive visuals and quality performance. We can also adapt this product line to fit a number of growth sectors in the auto and transportation industry, including motorcycles and electric vehicles, and will continue to explore which markets best fit our expertise in aluminum alloy molding, manufacturing and processing. We feel that Yuantong can adjust to meet the market demand for a number of different automobile products, while still retaining our core competencies of casting and molding.”

International Markets

According to the International Organization of Motor Vehicle Manufacturers, the number of passenger vehicles produced worldwide increased over 25% to nearly 60 million vehicles in 2011 from 47.8 million vehicles in 2009. This growth in passenger vehicles is expected to continue, as Global Industry Analysts, Inc. predicts that the global passenger vehicle market will reach 86.5 million units by the year 2017, primarily driven by strong GDP growth and rising discretionary incomes in developing countries, growing demand for luxury cars, and rollout of new models of feature-rich, low-emission “smart cars.”

This growth has also continued in the after-market that Yuantong serves. The Automobile Aftermarket Industry Association, based in Bethesda, Md., noted that overall aftermarket sales (all replacements parts, including wheels) in the United States totaled $285.7 billion in 2010, representing a 4.2% increase over the previous year. Sales in the automotive aftermarket (cars and light trucks) totaled $215.4 billion.

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The China Opportunity

As China’s economy continues to develop, the people of China have increasingly realized the need for easy, reliable, and affordable modes of transportation, which has propelled China to become the world’s largest market for cars. The China Association of Automobile Manufacturers (“CAAM”) projects overall sales of automotive vehicles in China to reach approximately 20 million units in 2012, up 8% from the prior year, with passenger car sales reaching over 16 million units in 2012, up around 10% from 2011.

In addition, the growth of after-market specialty products in China is growing rapidly as well, largely due to wider auto sales growth aligned with a rising middle class that is seeking means to diversify their vehicles. China is now one of the world’s largest automotive producing countries, with annual production reaching approximately 18.6 million vehicles, of which 60% production use aluminum alloy wheels.

Given Yuantong’s leading position in the after-market specialty wheel industry, the Company feels that it is well-positioned to take advantage of current market conditions. It plans to continue expanding its distribution channels with globally renowned clients, grow sales of its own branded products, and pursue attractive acquisition opportunities of molding companies outside of China. During periods when new vehicle production and sales do not rise, Yuantong expects that its operations will not be significantly impacted because vehicle owners would still need to invest in replacement parts of maintenance and upkeep of their existing vehicles.

New Market Opportunities ~ Alternative Energy Vehicles

As a result of the government’s drive for environmental improvement, China has also recently seen a surge in alternative fuel vehicles, namely electric vehicles and bicycles. At present, China's annual electric bicycle sales is approximately 50 million units; from which about 70% -80% sales come from the rural market where the need is greater for cost-efficient, short-distance travel solutions. The demand for electric vehicles by the rural Chinese population was recently highlighted in a Reuters article titled “Rural Chinese Flock to Tiny Electric Cars.”

Mr. Guo continued, “Yuantong expects to leverage its experience in the vehicle casting and molding industry to develop a cost-efficient electric four-wheel scooter that both fits this market need and also is environmentally friendly. We have over 30-years of aluminum production knowledge to draw from on developing the body of these vehicles, including the full-body aluminum frame and lightweight composite materials and see this as a long-term growth opportunity.”

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Financial Results

Total revenues for the year ended December 31, 2011, increased 97.7% year over year, from $42.4 million to $83.8 million.

The Company reported a net loss during the year of $2.1 million, which was primarily due to sales of lower-margin aluminum ingots during the year. These sales were the result of Yuantong selling excess inventory that had been purchased through long-term contracts with two aluminum ingot suppliers in 2009 at lower-than-expected prices. The Company does not anticipate any sale of its aluminum inventories to have a significant impact during the year ending December 31, 2012.

Prime expects to file a 6-K including additional information about the share exchange agreement and Yuantong in the coming days.

Management Conclusion

Mr. Guo concluded, “We are pleased with the prospect of going public through this merger with Prime and look forward to taking advantage of our various growth opportunities as a leader in the metal casting/molding industry for auto and specialized parts. Since the Company was founded over 35 years ago, we have strived to create a hard-working culture that combines the benefits of technology with the strength of our people. This transaction will give Yuantong access to capital and a higher profile within the industry, helping us to retain and attract customers in the long term. We expect to continue focusing on developing new product lines, such as our proprietary magnesium alloy wheels and electric vehicles/bicycles. We appreciate Prime’s confidence in our business and are excited to begin working together.”

Additional Information

For additional information on the acquisition, see the Form 6-K that will be filed by Prime in the coming days and can be obtained without charge, when available, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Yuantong’s website is www.auto-rose.com.

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Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu
Account Executive
(212) 836-9610
cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606
aprior@equityny.com

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the Greater China region. Prime consummated its initial public offering on March 25, 2011, and generated aggregate gross proceeds of $36 million.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp., Yuantong Investment Holdings Limited, and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s and Yuantong’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which Yuantong is engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting Yuantong’s revenue and profitability;

•	Changes in the automobile industry;

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•	Yuantong’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Prime nor Yuantong assumes any obligation to update the information contained in this press release.

Additional Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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